Envirotech Vehicles, Inc.

1425 Ohlendorf Road

Osceola, AR 72370

January 30, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Re:	Envirotech Vehicles, Inc. Request to Withdraw Registration Statement on Form S-1 Filed April 5, 2024 File No. 333-278537

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Envirotech Vehicles, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-278537) filed with the Commission on April 5, 2024, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant has decided not to pursue the offering due to business decisions and confirms that no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to Rule 477(b) under the Securities Act, the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted. In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

We appreciate your time and attention to this matter. Should you have any questions, please call Michael A. Hedge with K&L Gates LLP, the Registrant’s outside counsel, at (949) 623-3519.

Very truly yours,

/s/ Phillip W. Oldridge

Phillip W. Oldridge, Chief Executive Officer

cc:         Michael A. Hedge, K&L Gates LLP